 EXHIBIT 3.4

AMENDMENT

TO

AMENDED AND RESTATED DECLARATION OF TRUST

OF

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY

REFERENCE: BOOK 6804, PAGES 109-131

The text of Article IV, Section 4.2 of the Declaration of Trust which is currently stated as follows:

“Except for the initial Board of Trustees, each Trustee shall be elected for a term of 3 years and shall continue in office until qualification of his successor elected at the annual meeting of shareholders. The term of at least two trustees shall expire every year.”

shall be deleted in its entirety and the following text shall be substituted therefor:

“Each Trustee shall be elected for a term of 2 years or 3 years, as determined by the Board of Trustees at the time a Trustee is nominated for election, and shall continue in office until qualification of his successor elected at the annual meeting of shareholders.”

Amended On: January 21, 2004